Mail Stop 3-8


				May 25, 2005


U.S. Mail

Peter Wanner
Chief Financial Officer
First National Power Corporation
#219-227 Bellevue Way NE
Bellevue, WA 98004

		Re:	First National Power Corporation
			File No. 333-62588
			Form 10-KSB for the year ended December 31, 2004

Dear Mr. Wanner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 1. Description of Business - Business Development

2. Amend your 10-KSB to provide a more descriptive account of the transition from Capstone International Inc. to First National Power
Corporation. In this regard, it appears that the original president of Capstone International Inc., Darryl Mills, resigned in 2004, and it is not clear who is the chief executive officer of First National
Power Corporation.

Item 5. Market for Common Equity and Related Stockholder Matters

3. Amend your filing to give the range of high and low bid information for your common equity for each quarter within the last two fiscal years.

4. Amend your filing to include information about approved equity compensation arrangements, as required by Item 201(d) of Regulation
S-B.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

5. Amend your filing to discuss your sources of liquidity, and whether you will need to raise additional funds over the next twelve months. See Item 303 of Regulation S-B.

6. Prospectively, ensure that you meet the disclosure requirement of
Item 303(c) of Regulation S-B. In this regard, we did not see a separately captioned section for off balance sheet arrangements. In the event you do not have any off balance sheet arrangements, then state that fact.

Item 7. Financial Statements

7. Explain in detail why you reduced operating expenses related to
forgiveness of related party debt.   Such transactions are
typically
considered capital in nature.  See footnote one to APB 26.


Item 8A. Disclosure Controls and Procedures

8. Amend your filing to furnish the information required by Items
307
of Regulation S-B.

Item 9. Directors, Executive Officers, Promoters and Control
Persons;
Compliance with Section 16(a) of the Exchange Act

9. Furnish the information required by Items 401, 405 and 406 of Regulation S-B, such as the ages of your executive officers, and if you have a financial expert serving on your audit committee, or the reasons why you do not.

Item 12.Certain Beneficial and Related Transactions

10. Prospectively, please provide more detail regarding the related party loans that you disclose, such as the name of the related party if such person(s) is (are) an officer(s), or executive(s) of the company, as required by Item 404(a) of Regulation SB.

Item 14. Principal Accountant Fees and Services

11. Amend your filing to provide the disclosures set forth in Item
14
including amounts paid for accounting services.

Signatures

12. Please tell us who your chief executive officer is and explain why he did not sign the 10-KSB.

13. Please advise or amend your 10-KSB to include 302 and 906 certifications for your chief executive officer. We note the certifications signed by your chief financial officer make reference to other certifying officers. See the Division of Corporation
Finance: Sarbanes-Oxley Act of 2002-Frequently Asked Questions dated
November 8, 2002 which you may obtain on our website at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

```````````````````````````````````````````````      As
appropriate,
please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.`

		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Peter Wanner
First National Power Corporation
May 25, 2005
Page 4